Elisabeth M. Martin To Call Writer Directly: (312) 862-3055 elisabeth.martin@kirkland.com	300 North LaSalle Chicago, Illinois 60654 (312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

September 13, 2019

Via EDGAR Submission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:           Michael Clampitt
Christopher Dunham
Michael Henderson
Cara Lubit

Re:               HBT Financial, Inc. (f/k/a Heartland Bancorp, Inc.)
Amendment No. 1 to Draft Registration Statement on Form S-1
Confidentially Submitted on August 15, 2019
CIK No. 0000775215

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, HBT Financial Inc. (f/k/a Heartland Bancorp, Inc.), a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-1 (the “Registration Statement”).  On behalf of the Company, we are writing to respond to comments provided orally by the Staff of the SEC (the “Staff”) on August 23, 2019 and August 28, 2019, regarding Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on August 15, 2019 (the “Confidential Amendment No. 1”).  For your convenience, electronic copies of the Registration Statement will be emailed to the Staff, and those copies will be marked to show changes from the Confidential Amendment No. 1.

In response to the Staff’s oral comment received on August 23, 2019, the Company has revised the fourth sentence under “Company Overview” on pages 1 and 113 and the fourth sentence under “Overview” on page 64 of the Prospectus to clarify that its core markets are in Central Illinois as follows: “We currently operate 61 full-service and three limited-service branch locations, and have a leading deposit share, which we define as a top three deposit share rank, in

Beijing    Boston    Dallas    Hong Kong    Houston    London    Los Angeles    Munich    New York    Palo Alto    Paris    San Francisco    Shanghai     Washington, D.C.

the majority of our core markets in Central Illinois that we attribute to our long track record of providing relationship-based and personalized service to our customers and communities.”

Pursuant to the conversation with members of the Staff on August 28, 2019, the Company has added (i) pro forma tax and EPS data to the face of the historical statements of income for the latest fiscal year and interim period to give effect to the Company’s planned conversion to a Sub-Chapter C Corporation in accordance with Section 3410.1 of the Division of Corporation Finance Financial Reporting Manual (the “Financial Reporting Manual”) and the dilutive impact to EPS of the Company’s planned distribution to stockholders, to the extent such distribution is deemed to be payable from the offering proceeds in accordance with Section 3420.2 of the Financial Reporting Manual, and (ii) a pro forma balance sheet as of June 30, 2019 which gives effect to the accrual for the planned distribution (without giving effect to the offering proceeds), in accordance with Section 3420.1 of the Financial Reporting Manual.

In addition, in response to Comment #1 in the letter from the Staff to the Company, dated July 29, 2019, regarding the initial Confidential Draft Registration Statement on Form S-1 submitted to the SEC on July 2, 2019, the Company is supplementally providing the Staff, under separate cover, copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended, that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act.

In addition to responding to the foregoing comments, the Company has revised the Prospectus to revise all per-share information to reflect the twenty-for-one stock split effected on September 13, 2019, and to update certain other disclosures.

*   *   *   *

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-3055 or James S. Rowe at (312) 862-2191.

Sincerely,

/s/ Elisabeth M. Martin
Elisabeth M. Martin

cc:	J. Lance Carter
HBT Financial, Inc. (f/k/a Heartland Bancorp, Inc.)